May 9, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acasys Capital, Inc.

Form S-1/A

Filed September 29, 2017

File No. 333-220027

To the men and women of the SEC:

On behalf of Acasys Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 11, 2017 addressed to Mr. Hatadi Shapiro Supaat, the Company’s President, with respect to the Company’s filing of its S-1/A on September 29, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note:  We have included herein our updated financial statements and amended all corresponding disclosures. We have also removed any reference throughout that our services are limited to only providing consulting services to businesses seeking to go public on the OTC. We made this revision because we will be offering consulting services to Companies that do not necessarily seek to go public.

Please note that page 15 and 16 have undergone sizeable amendments as we included additional disclosure regarding our increased operations following our last filing.

All references to the “Advisors” previously mentioned throughout the Registration Statement have been removed to reduce any confusion as to their position with the Company, given that it seemed plausible one may confuse them with officers or directors. After internal discussion we believe that none of the “advisors” were, or are, actual employees of the Company. The individuals previously classified as ‘Advisors’ also were not, and are not, paid any salaries. We based the conclusion they are, and were, not employees upon the fact that they had no obligation or agreement to provide any services to the Company, were not paid any monies, and did not hold any formal position(s) with the Company.

We have also updated throughout the price per share of the offering. The Company has changed it from $1.00 to $0.01. All relating disclosures have been amended. Accordingly, we have also amended the subscription agreement to reflect the price per share of the offering.

SEC Comment(s) /Analysis

General

1. We note your response to comment 1. In addition being a penny stock issuer, you have generated no revenues to-date, you have no discernable operations, you have no contractual agreements to provide your services, and your business plan expressly contemplates acquiring and making investments in unidentified entities. Accordingly, we continue to believe that your transaction is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419.

Company Response:

We have updated our business plan on page 15 and 16. Based off the information included in this section we do not believe we are a blank check company. We have established a source of revenue since our last filing and commenced substantive operations.

2. We note your response to comment 5. Please enhance your discussion in your Prospectus Summary section and in your Description of Business section of your intention to carry on the business and operations of British Cambridge, Inc. and disclose the development and extent of operations, particularly in the consulting services industry, conducted by British Cambridge, Inc. To this end, we note that British Cambridge, Inc. procured no contracts for their consulting services during their period of operation.

Company Response:

We have revised page 15 to include additional disclosure.

Preliminary Prospectus, page 1

3. We note your response to comment 10, and we reissue the comment. Your disclosure in Risk Factors on page 5 continues to state that you do not currently have a fully-developed marketing plan. Additionally, your enhanced disclosure on page 16 consists solely of attending and potentially hosting seminars and events, creating a website and exploring online advertising, which plans you disclose are not fully-defined. Please include prominent disclosure of the intended uses of proceeds from this offering and disclose your lack of a developed marketing plan.

Company Response:

On page 16 we have clarified the extent of our current and future marketing plans. They are now fully defined. In the use of proceeds section we have removed the following statement throughout “...for unidentified marketing campaigns.”

On page 5 we have removed the following risk factor which we believe was no longer applicable:

“We do not currently have a fully developed marketing plan, and as such we may not generate as much revenue as we anticipate.

Presently, we do not have a definitive marketing plan. However, there are several steps we have taken to work towards the development of a marketing plan which include conducting free seminars for company executives and owners aimed towards educating them on what we, as a company, view as the benefits of listing on the OTC. Additionally our management has held personal meetings with several company executives to discuss related topics. Our company also has a website that is in development which will showcase the services we will offer to our future and prospective clients. We believe that the website will be completed in the next few months. Despite these initial steps, it will take us time to develop a concrete marketing plan, and in the interim we will likely not be generating significant revenue or, in a worst case scenario, any revenue at all.

4. We note your response to comment 11, and we reissue the comment in part. We note that the additional disclosure added to Mr. Supaat’s biography does not include consulting of the nature contemplated by your business and plan of operation and that British Cambridge’s operations resulted in no contracts for their consulting services. Please disclose here and in Risk Factors that your officers and directors have no experience in the consulting industry in which you propose to engage. Alternatively, please enhance your disclosure in Directors and Executive Officers and Corporate Governance on page 23 to provide greater disclosure of their experience.”

Company Response:

We have added an appropriate note on page 23 and a risk factor on page 5 to address the lack of experience of the officers and directors.

Management’s Discussion and Analysis, page 13

5. We note your response to comment 14, and we reissue the comment. Please revise your disclosure to provide enhanced detail of your specific plan of operations, including steps and milestones involved in each stage of development, for the next 12 months. For instance, we note disclosure of your plan of operations for the next three months consists of discovering suitable employees to grow your staff and “begin[ning] the preliminary steps for the implementation of your marketing efforts.” We note also that your Use of Proceeds section includes at each level of proceeds the allocation of funds to components of your operations other than marketing.

Company Response:

We have added further details and a breakdown of our proposed operations, and associated anticipated costs, over the next twelve months to the disclosures on page 13.

Future Plans, page 16

6. Considering you plan “to acquire no more than 35% of the shareholdings of future acquisition targets,” please explain the degree of control of the acquisition targets you will seek to maintain and how such investment will increase your client base and create greater market share.

Company Response:

We have added additional details to our future plans section on page 16. We have also removed the following as we may seek investments in businesses that may not fit this criteria:

“When evaluating potential investments we will initially focus on companies that meet the following criteria:

1. A minimum of 3 years of profitable operation

2. Minimum annual revenue of 5,000,000.00 USD

3. Minimum annual profit of 1,000,000.00 USD

4. Qualified and experienced management

5. Companies located in an industry with strong growth potential (as arbitrarily determined by our management)”

Use of Proceeds, page 17

7. We note your response to comment 20, and we reissue the comment. Notwithstanding your revision in this section, your registration statement continues to disclose elsewhere, such as in your Prospectus Summary section, that the company is responsible for paying the expenses associated with this registration statement. Please reconcile disclosure here and throughout your registration statement regarding payment of expenses associated with this registration statement.

Company Response:

We have amended the prospectus summary on page 2 to accurately disclose that expenses related to this registration statement are being paid for by the officers and directors of the company. We do not note any additional areas in which this error remains. The use of proceeds section has also been amended as we are now seeking to raise less capital in this offering.

Consent

8. Please include an updated consent from your auditors in your next amendment.

Company Response:

We have included herein an updated consent from our auditor.

Date: May 9, 2018

/s/ Hatadi Shapiro Supaat

Hatadi Shapiro Supaat

President